UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

OR

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Nico Echo Park, Benefit Corp.

(Exact name of registrant as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1115 W. Sunset Blvd, Suite 801, Los Angeles, CA	90012
(Address of principal executive offices)	(Zip Code)

(855) 300-6426

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class L Common Stock

Class NL Common Stock

Item 1.	Management’s discussion and analysis of financial conDition and results of operations

The following discussion of the financial condition and results of operations of Nico Echo Park, Benefit Corp. (“we”, “our”, “us” or the “Company”) should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”).

The Company filed an offering statement (the “Offering Statement”) pursuant to Regulation A with the Securities and Exchange Commission (“SEC”) to offer up to $50 million in shares of common stock (the “Offering”), and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner”) or (the “Predecessor”, as further discussed below), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”). On March 27, 2020, the Company’s Offering Statement was qualified by the SEC.

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”), as discussed below. Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its redemption options as an OP unitholder. As of June 30, 2020, the noncontrolling interest held, in aggregate, a 98.67% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

It is expected that the Operating Partnership will hold substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, we will contribute the net proceeds of the Offering to our Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company and the Operating Partnership are externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of the Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor.

Basis of Presentation

Since the Company has no significant assets or operations prior to January 1, 2020, and since the Operating Partnership holds all the operating properties, we have concluded the Seed Asset Owner is the Predecessor and the Company is the successor entity (the “Successor”). For this reason, we have made the distinction in the financial information disclosed, as follows, the period before the consummation of the Merger, which includes the period from January 1, 2020 to May 5, 2020 (the “2020 Predecessor Period”), the year ended December 31, 2019 (the “2019 Predecessor Period”), the period from April 19, 2019, formation date, to December 31, 2019 (“2019 Successor Period”) and the period from January 1, 2020 through June 30, 2020 of the Company including the results of operations of the Operating Partnership from the date of the Merger through June 30, 2020 (the “Successor Period”).

The Company and the Operating Partnership are both managed and controlled by the Sponsor, Manager and the Property Manager prior and subsequent to Merger. ASC Paragraph 810-10-15-8A states that the power to control is not limited to the consideration of voting interests. Under this guidance, it also may exist with a lesser percentage of ownership, such as by contract. As the Merger constitutes a transfer of nonmonetary assets by promoters or transfers under common control, the net assets of the Predecessor were contributed at the Closing Date at historical cost. The combined financial statements have been prepared to include the financial statements of the Operating Partnership from the date of the Merger.

Our Portfolio

As of June 30, 2020, our properties consist of:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Approximate Net Rentable Area (SF)(2)	Number of Units	In-Place Occupancy(3)	Average In-Place Monthly Rent(4)
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923 /2016	15,794	32 residential	100.00%	$1,546.93
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932 /1986	20,700	28 residential	93.10%	$1,899.35
1461 W. Sunset Boulevard	Los Angeles, CA	Mixed-use	1925 /1986	12,480	20 residential / 4 retail	100.00%	$1,804.72

(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Gross building square footage information furnished by the Los Angeles County Office of the Assessor.
(3)	This represents the total occupied square feet divided by the total square footage as of June 30, 2020.
(4)	This represents average in-place monthly rent as of June 30, 2020.

Corporate Structure, Business and Growth Strategies

The Company intends to elect to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

In addition to managing Target Properties in the Neighborhood, we may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets.

Our objective is to provide investors, including our local resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood model.

Risk Factors and COVID-19

The Company faces various risks and uncertainties that could affect our business as well as the real estate industry. These risks are outlined under the heading “Risk Factors” contained in our Offering Statement.

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operating results may be materially adversely affected.

A set of protections for renters of units covered by the City of Los Angeles’s Rent Stabilization Ordinance (“RSO”) program are currently in place1, which apply to our current portfolio. These protections may limit or delay our ability to collect rent that is owed to the Company. Additionally, these protections currently include guidance that rent cannot be raised on occupied units covered by the City of Los Angeles’s RSO program for 12 months after the expiration of the emergency order (currently “Safer L.A.”). This will reduce our ability to grow rental income for at least the next year, and potentially longer, depending on when the emergency order is lifted.

As disclosed in our previous filings, the Sponsor established a rent assistance program (the “Rent Assistance Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

1 Source: https://hcidla2.lacity.org/highlights/renter-protections

The Rent Assistance Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Rent Assistance Program. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. For the 2020 Successor Period and 2020 Predecessor Period, security deposits of $18,155 and $25,951 respectively, have been applied to rents and other charges due and community rent assistance of $50,028 for the 2020 Successor Period has been granted by the Sponsor to tenants. Subsequent to June 30, 2020 through the date of this filing, security deposits of $9,738 have been applied to rents and other charges due to tenants and the Sponsor has granted community rent assistance of $65,200 to tenants. The Sponsor will not be reimbursed by the Company or the Predecessor for these direct cash assistance payments to tenants nor do such payments provide the Sponsor with a direct or indirect interest in the Successor or the Predecessor. Accordingly, no adjustments have been made in the financial statements of the Predecessor or the Successor to reflect such community assistance payments by the Sponsor to the tenants. Rental remittances received from the tenants are recognized in revenue in accordance with the Company’s revenue recognition policies.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Rent Assistance Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. During the 2020 Successor Period and subsequent to June 30, 2020 through the date of filing, the Company granted $5,000 and $3,990, respectively, of shares of Class L common stock to certain residents.

Portfolio occupancy as of June 30, 2020 was 97.6%, with 78 of 80 available residential units and all four commercial units fully occupied. While we have seen an increase in residents moving out of their units and we are seeing strong demand for moderately priced 1-BR units, which we believe are related to the COVID-19 pandemic. As the strict COVID-19 lockdown has slowly been lifted, we have noticed a gradual increase in leasing activity. As of the date of this filing, occupancy was 91.7%. We are actively managing to as close to full occupancy as possible in order to increase our cash rent collections during this period of economic uncertainty.

We have suspended the community rent assistance fund as of August 31, 2020 and have collected approximately 82% of the September rent and other charges as of the date of this filing. Through August 31, 2020, no residents or commercial tenants, who opted to use the Rent Assistance Program, owe the Company any back rent for April through August 2020 rent. As of the date of this filing, there are rent delinquencies totaling $8,790, net of security deposits held, related to two residential units, which pre-dates the COVID-19 pandemic and for which we provided a full allowance.

Offering Results

The Offering continues to be conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the Offering is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and subsequent to June 30, 2020, through the date of this filing, the Company has raised $157,899 and $177,943, respectively, of total gross proceeds from settled subscriptions in our Offering.

Quarterly Stockholder Redemption Plan

The Company will adopt a stockholder redemption plan whereby redemption of shares of our common stock may be made quarterly upon written request to us at least thirty (30) days prior to the end of the applicable quarter, subject to certain limitations.

We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price (the “Redemption Price”) within fifteen (15) days of the end of such quarter; although payment of the redemption price may be delayed until thirty (30) days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our net asset value (“NAV”) calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to one or more of the Seed Assets (or future properties we may acquire), that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing stock redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date. The purchase price for shares of common stock redeemed under the stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price(1)
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

(1)	For purposes of the stockholder redemption plan, the per share Redemption Price for Class L and Class NL shares will be calculated as a percentage of the NAV per share in effect on the quarter-end redemption request date. The Redemption Price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption request was established but prior to the actual date of redemption as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the Redemption Price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Market Outlook and Recent Trends

Neighborhood Overview

The Neighborhood in which we plan to invest consists of the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California.

Our Manager believes that Echo Park and Silver Lake are widely recognized as among the most desirable neighborhoods on the East Side of Los Angeles – walkability, cultural diversity and vibrancy, and proximity to downtown Los Angeles and the major freeways are contributing factors to this desirability.

As in many other neighborhoods with Los Angeles, home prices in Echo Park and Silver Lake have roughly doubled since 2009. Rent levels in Silver Lake are about 20% higher than Echo Park. Both areas have very high levels of renter occupied households, with 75% renting in Echo Park and 64% in Silver Lake.

The city of Los Angeles has been under a COVID-19 related emergency order since March 19, 20202. The current emergency order “Safer L.A.” significantly restricts the operations of many businesses and other organizations, and restricts certain public activities, as part of the City of Los Angeles’s public heath response to the COVID-19 pandemic. The economic impact of the COVID-19 pandemic itself, and the restrictions imposed through Safer LA (and other laws, guidelines, health and safety best practices) have had a significant impact on the local economies of Echo Park, Silver Lake, and other proximate neighborhoods. We believe the full social and economic impact of this period of disruption will likely take years to be fully understood.

Currently, there is a robust set of additional tenant protections in place (above those usually provided under the City of Los Angeles’ RSO program, to which the Seed Assets are subject to). A full description of these protections can be found through the Los Angeles Housing and Community Investment Department (“HCID”) on its website. A partial summary of the key protections currently in place, as listed on HCID’s website, are as follows:

1.	No owner can evict a residential tenant for nonpayment of rent if the tenant is unable to pay rent due to circumstance related to the COVID-19, such as:
o	Loss of income due to workplace closure or reduced hours due to COVID-19
o	Loss of income or increased childcare expenditures due to school closures
o	Health care expenditures stemming from COVID-19 infection of the tenant or a member of the tenant’s household who is ill with COVID-19
o	Reasonable expenditures stemming from government ordered emergency measures.

“Tenants are still obligated to pay lawfully charged rent.” However, during the emergency period, tenants may not be evicted for failure to pay rent due to the financial impacts related to COVID-19. Tenants will have up to 12 months following the expiration of the local emergency to repay any back rent due. On March 30, 2020, the City Council extended the repayment period from 6 to 12 months.

2 Source: https://www.lamayor.org/COVID19Orders

2.	No property owner shall exercise a No-fault Eviction during the Local Emergency Period. No-Fault evictions mean those not based on an alleged fault of the tenant.
3.	No property owner may withdraw an occupied residential unit from the rental housing market under the Ellis Act.
4.	A property owner must provide a copy of the Protections Notice by May 27, 2020 to all residential tenants in the City of Los Angeles. For 12 months after the expiration of the Local Emergency Period, a copy of the Protections Notice must be provided, when the property owner intends to issue an eviction notice.
5.	Landlords may not evict tenants due to the presence of unauthorized occupants, pets or nuisance related to COVID-19.
6.	Landlords may not charge interest or late fees on unpaid rent due to COVID-19.
7.	Landlords that violate Ordinance #186606, can be sued by the tenant in a civil proceeding, only after the tenant provides a written notice to the landlord of the violation and allows the landlord 15 days to comply.

Additionally, rents on housing units covered by the City of Los Angeles’s RSO program cannot be increased for 12 months following the end of the emergency order.

We believe the dynamic between renters in the neighborhoods where we operate who have deferred rent payments under the protections afforded to them, and the likely efforts of property owners to collect that rent in the future will likely be one of the big themes in these neighborhoods over the coming eighteen (18) months. We believe that our efforts to reduce the amount of unpaid rent owing to the Company through our Rent Assistance Program will help to mitigate the scope and impact of this dynamic with respect to the residents of our Seed Assets and we are actively exploring ways to enhance housing stability and security for at risk renters in these neighborhoods at large, in line with our social and environmental objectives.

Operating Results

Sources of Operating Revenues and Cash Flows

As of June 30, 2020, the Company derives its revenues and cash flows from the proceeds of the Offering and result of operations of the Seed Assets. Cash flows from operations is primarily dependent upon the occupancy level of our Seed Assets, net effective rental rates on our leases, collectability of rent and expense recoveries from our tenants and the level of operating and other costs.

We plan to acquire additional investments and/or execute joint ventures with third parties, which will help generate attractive returns and cash flows.

Results of Operations

The Merger closed on May 6, 2020 and the acquisition of 1461 W. Sunset Blvd by the Predecessor closed on March 28, 2019 (“First Acquisition”) and the other two Seed Assets (“Second Acquisition”) were acquired on July 1, 2019. Accordingly, the results of operations for the period presented below differ significantly when compared to the historical prior period information primarily as a result of the timing of these acquisitions. For ease of comparison, we have combined the results of the operations of the Successor and Predecessor in the financial highlights below. As such, any reference to “2020” relates to the combined results of operations for the 2020 Successor Period and 2020 Predecessor Period while “2019” relates to the combined results of the operations for the 2019 Successor Period and 2019 Predecessor Period.

Certain financial highlights of our results of operations for the six months ended June 30, 2020 and June 30, 2019, respectively.

	2020	2019	Net Change
Revenues	$928,742	$139,363	$789,379
Operating expenses	1,602,742	175,349	1,427,393
Operating loss	(674,000)	(35,986)	(638,014)
Interest expense	(291,118)	(47,163)	(243,955)
Net loss	$(965,118)	$(83,149)	$(881,969)

Revenues increased by $789,379 for the six months ended June 30, 2020 over June 30, 2019 primarily as a result of the Second Acquisition, which generated rental revenue of $648,594 for the six months ended June 30, 2020. Occupancy at June 30, 2020 and 2019 was 97.6% and 87.5%, respectively.

Operating expenses increased by $1,427,393 for the six months ended June 30, 2020 over June 30, 2019 primarily as a result of the Second Acquisition, which resulted to additional operating costs of $541,092 and transaction costs of $521,000 relating to the Merger. Additionally, the Company incurred additional corporate overhead costs for the six months ended June 30, 2020.

Interest expense increased by $243,955, for the six months ended June 30, 2020 over June 30, 2019 primarily as a result of the Second Acquisition which incurred interest expense of $198,171 for the six months ended June 30, 2020.

Non-GAAP Financial Measures

The Company uses and presents funds from operations, or FFO, and an adjusted measure of FFO, or Core FFO, as supplemental measures of our performance. The summary below describes our use of FFO and Core FFO provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from net income (loss), presented in accordance with GAAP.

Funds from Operations

Funds from operations, or FFO, is a supplemental measure of the operating performance of a REIT and of our Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles and real estate-related depreciation and amortization,

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, transaction costs, and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the six months ended June 30, 2020 and 2019, respectively, is as follows:

	2020	2019
Net loss	$(965,118)	$(83,149)
Add:
Depreciation and amortization	379,639	107,477
FFO	(585,479)	24,328
Transaction costs	521,000	-
Core FFO	$(64,479)	$24,328

Retail Tenants Lease Expiration

1461 W. Sunset Boulevard has four retail tenants with non-cancelable operating leases expiring through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for certain operating costs and real estate taxes. The following table set forth a summary of lease expirations for leases in place as of June 30, 2020:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet of Expiring Leases	Annual Rent
2020 (6 months)	-	-	$63,797
2021	-	-	130,701
2022	3	1,590	79,499
2023	-	-	41,715
2024			42,966
Thereafter	1	560	168,276
	4	2,150	$526,954

Mortgage Financing

We intend to employ leverage in order to provide additional funds to support our investment activities. We intend to seek to refinance one or all of the Seed Assets with a new lender under new loan terms to generate new cash flows in the future.

As of June 30, 2020, the outstanding mortgage debt for the Seed Assets, is as follows:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Pre-payment Provisions
1412 Echo Park Ave	3.98%	$4,467,986	$3,656,370	49.6%	30	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$4,890,503	$4,002,136	52.9%	30	Greater of 1% or Yield Maintenance Amount
1461 W. Sunset Boulevard	4.50%	$3,980,000	$3,533,072	51.0%	30	Greater of 1% or Yield Maintenance Amount

(1) “Real Estate Value” for purposes of the computation is the purchase price of each Seed Asset.

Property Encumbrances

There are no known environmental matters, property encumbrances or on-going legal procedures that would impair the value of the Seed Assets.

Critical Accounting Policies

The Company’s current significant accounting policies are described in Note 2 in the Notes to the Company’s June 30, 2020 unaudited Consolidated Financial Statements.

Related Party Arrangements

See Note 7 to our unaudited consolidated financial statements for discussion on related party transactions

Off-Balance Sheet Arrangements

As of June 30, 2020, and December 31, 2019, the Company had no off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	Successor		Predecessor
	June 30, 2020	December 31, 2019	December 31, 2019
ASSETS
Real estate, at cost:
Land and land improvements	$6,786,437	$-	$6,635,531
Buildings and improvements	20,408,486	-	20,304,406
Furniture, fixtures and equipment	100,783	-	88,382
Construction in progress	-	-	133,459
Total	27,295,706	-	27,161,778
Less accumulated depreciation	(768,871)	-	(406,628)
Investments in real estate, net	26,526,835	-	26,755,150
Cash	532,753	1,000	1,557,931
Restricted cash	188,929	-	164,910
Straight-line and tenant receivables, net	24,833	-	12,219
Acquired intangible lease assets, net	132,222	-	151,868
Deferred offering costs	-	670,835	-
Other assets	51,178	-	42,164
Total Assets	$27,456,750	$671,835	$28,684,242

LIABILITIES AND EQUITY (DEFICIT)
Liabilities:
Mortgage notes payable, net	$13,021,696	$-	$13,130,430
Accounts payable and accrued liabilities	389,643	-	289,932
Due to related parties	747,039	867,649	20,782
Security deposits	88,754	-	121,114
Deferred revenue	28,911	-	53,099
Below-market lease liability, net	744,232	-	839,608
Total liabilities	15,020,275	867,649	14,454,965

Redeemable noncontrolling interest in the Operating Partnership	3,000,000	-	-
Redeemable member’s equity	-	-	3,000,000

Equity:
Common stock, $0.01 par value, 90,000,000 shares authorized, 16,721 and 100 shares issued at June 30, 2020 and December 31, 2019, respectively	167	1	-
Preferred Stock, $0.01 par value, 10,000,000 shares authorized, none issued at June 30, 2020 and December 31, 2019, respectively.	-	-	-
Additional paid-in capital	(631,037)	999	-
Accumulated deficit	(197,428)	(196,814)	-
Members’ equity	-	-	11,229,277
Total shareholders’ deficit	(828,298)	(195,814)	11,229,277
Noncontrolling interest in Operating Partnership	10,264,773	-	-
Total equity (deficit)	9,436,475	(195,814)	11,229,277
Total Liabilities and Equity	$27,456,750	$671,835	$28,684,242

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	Successor	Predecessor
	January 1, 2020 through June 30, 2020	January 1, 2020 through May 5, 2020	January 1, 2019 through June 30, 2019
Revenues:
Rental income	$312,843	$611,328	$139,306
Other income	692	3,879	57
Total revenues	313,535	615,207	139,363

Expenses:
Operating expenses	40,667	86,589	26,700
Property taxes	51,760	103,518	25,605
Salaries and wages	17,000	34,000	6,813
General and administrative	185,269	116,229	2,885
Management fees – related parties	40,022	27,049	5,869
Transaction costs – related party	521,000	-	-
Depreciation and amortization	126,849	252,790	107,477
Total expenses	982,567	620,175	175,349

Loss from operations	(669,032)	(4,968)	(35,986)

Other expenses:
Interest expense, including amortization of deferred financing costs	(99,048)	(192,070)	(47,163)

Net loss	(768,080)	(197,038)	(83,149)

Net loss allocated to noncontrolling interest in Operating Partnership	(767,466)	-	-
Net loss allocated to stockholders of Nico Echo Park, Benefit Corp.	$(614)	(197,038)	$(83,149)

Basic and Diluted Loss Per Share	$(2.06)

Weighted average common shares outstanding	298

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Successor)

Consolidated Statements of Equity and Redeemable Noncontrolling Interest in the Operating Partnership

For the 2020 Successor Period

(Unaudited)

	Common Stock		Additional		Noncontrolling Interests in the		Redeemable Noncontrolling Interest in the
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Operating Partnership	Total Equity	Operating Partnership
Balance – December 31, 2019	100	$1	$999	(196,814)	$-	$(195,814)	$-
Issuance of common stock through the Offering	16,095	161	152,738			152,899
Issuance of common stock through the Rent Assistance Program	526	5	4,995			5,000
Contribution of the Operating Partnership					11,032,239	11,032,239	3,000,000
Equity issuance costs			(789,769)			(789,769)
Net loss				(614)	(767,466)	(768,080)
Balance – June 30, 2020	16,721	$167	$(631,037)	$(197,428)	$10,264,773	$9,436,475	$3,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Predecessor)

Consolidated Statements of Redeemable Member’s Equity and Members’ Equity

For the 2020 Predecessor Period

(Unaudited)

	Redeemable Member’s Equity	Members’ Equity
Balance – December 31, 2019	$3,000,000	$11,229,277
Net loss	-	(197,038)
Balance – May 5, 2020	$3,000,000	$11,032,239

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statement of Cash Flows

(Unaudited)

	Successor	Predecessor
	January 1, 2020 through June 30, 2020	January 1, 2020 through May 5, 2020	January 1, 2019 through June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(768,080)	$(197,038)	$(83,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	126,849	252,790	107,477
Amortization of deferred financing costs	5,808	7,014	1,393
Provision for doubtful accounts	8,790	-	-
Straight line rent adjustment	(874)	(1,993)	(2,234)
Amortization of above- and below-market leases	(31,042)	(62,084)	(10,420)
Changes in operating assets and liabilities:
Tenant receivables	(23,219)	(39,424)	(98,754)
Other assets	13,242	(22,256)	(29,337)
Accounts payable and accrued liabilities	23,069	76,642	67,824
Due to related parties	360,356	(20,682)	-
Deferred revenue	14,426	(38,614)	560
Tenant security deposits	6,840	4,906	38,603
Net cash used in operating activities	(263,835)	(40,739)	(8,037)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate	-	-	(3,884,197)
Additions to real estate	-	(133,928)	(45,420)
Acquisition deposits	-	-	(5,145,142)
Net cash used in investing activities	-	(133,928)	(9,074,759)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of deferred financing costs	(11,967)	(109,589)	(49,540)
Due to related parties	600,000	(600,000)	674,495
Issuance of common stock	157,899	-	-
Payment of offering costs	(600,000)	-	-
Members’ contributions	-	-	8,420,000
Redeemable member’s contributions	-	-	3,000,000
Contribution by noncontrolling interest in the Operating Partnership	838,585	-	-
Net cash provided by (used in) financing activities	984,517	(709,589)	12,044,955

Net increase (decrease) in cash and restricted cash	720,682	(884,256)	2,962,159
Cash and restricted cash at beginning of period	1,000	1,722,841	-
Cash and restricted cash at end of period	$721,682	$838,585	$2,962,159

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statement of Cash Flows (cont.)

	Successor	Predecessor
	January 1, 2020 through June 30, 2020	January 1, 2020 through May 5, 2020	January 1, 2019 through June 30, 2019
Supplemental Non-Cash Disclosure Information:
Mortgage note payable assumed in connection with property acquisition	$-	$-	$3,980,000
Offering costs owed to the Manager	189,769	-	-
Noncash contribution of noncontrolling interest in the Operating Partnership upon Merger	10,193,654	-	-

Supplemental Disclosure of Cash Flow Information:
Interest paid	$93,239	$186,091	$30,845

Reconciliation of Cash and Restricted Cash:
Cash	$532,753	$695,997	$2,962,159
Restricted cash	188,929	142,588	-
Cash and restricted cash	$721,682	$838,585	$2,962,159

The accompanying notes are an integral part of these consolidated financial statements

1.	ORGANIZATION

Nico Echo Park, Benefit Corp. (the “Company”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”).

The Company filed an offering statement (the “Offering Statement”) pursuant to Regulation A with the Securities and Exchange Commission (“SEC”) to offer up to $50 million in shares of common stock (the “Offering”), and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner”) or (the “Predecessor”), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”). On March 27, 2020, the Company’s Offering Statement was qualified by the SEC.

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”), as described in Note 4 and discussed below. Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its contractual redemption option as an OP unitholder. As of June 30, 2020, noncontrolling interest held, in aggregate, a 98.67% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

It is expected that the Operating Partnership will hold substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, we will contribute the net proceeds of the Offering to our Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company and the Seed Asset Owner are externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor.

These consolidated financial statements were prepared on a going concern basis, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business for at least 12 months following the issuance date of these financial statements. The Company anticipates that the proceeds from the Offering to date, as well as the cash flows generated from the assets held by the Operating Partnership, will be sufficient for it to meet its obligations as they become due.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Since the Company has no significant assets or operations prior to January 1, 2020, and since the Seed Asset Owner holds all the operating properties and became the Operating Partnership, we have concluded the Seed Asset Owner is the Predecessor and the Company is the successor entity (the "Successor"), and each are defined as such.

We have made the distinction in the financial statements and certain footnote presentations, as follows, the period before the consummation of the Merger, which includes the period from January 1, 2020 to May 5, 2020 (the “2020 Predecessor Period”), the year ended December 31, 2019 (the “2019 Predecessor Period”), the period from April 19, 2019, the formation date, to December 31, 2019 (“2019 Successor Period”) and the period from January 1, 2020 through June 30, 2020 of the Company including the results of operations of the Operating Partnership from the date of the Merger through June 30, 2020 (the “Successor Period”).

The Company and the Operating Partnership are both managed and controlled by the Sponsor, the Manager and the Property Manager prior and subsequent to Merger. ASC Paragraph 810-10-15-8A states that the power to control is not limited to the consideration of voting interests. Under this guidance, it also may exist with a lesser percentage of ownership, such as by contract. As the Merger constitutes a transfer of nonmonetary assets by promoters or transfers under common control, the net assets of the Predecessor were contributed at the Closing Date at historical cost. The combined financial statements have been prepared to include the financial statements of the Operating Partnership from the date of the Merger.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where applicable, the presentation of these consolidated financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s and/or Predecessor’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 financial statements of the Company and the Predecessor and certain related disclosures in this report are derived from the respective December 31, 2019 audited financial statements included in Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of the Operating Partnership, which is a variable interest entity ("VIE") of which we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

We consolidate those entities in which we are the primary beneficiary of a variable interest in an entity that qualifies as a VIE. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, and the obligation or likelihood for us or other investors to provide financial support. As of June 30, 2020, the Company's interest in the Operating Partnership was 1.33% of the Operating Partnership's capital.

Noncontrolling Interest in VIE

For the Operating Partnership, which is consolidated but not 100% owned by the Company, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The income or loss and corresponding equity that is not owned by the Company is included in Noncontrolling Interest in Operating Partnership in the unaudited consolidated financial statements. As of June 30, 2020, the Noncontrolling Interest consists of limited partnership interests held by the former Class A members of the Seed Asset Owner for which income or loss is allocated in accordance with contractual arrangements. See Note 8 for additional information.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated revenues and expenses during the year. Actual results could differ from those estimates.

Equity Issuance Costs

In connection with the Offering, the Manager incurred $789,769 of offering expenses such as third party legal, accounting, marketing and other similar expenses on the Company’s behalf, of which $189,769 remained unpaid as of June 30, 2020. The Company agreed to reimburse the Manager up to an aggregate amount of $600,000 from cash received from the Predecessor in connection with the Merger. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. Such costs were reflected as a reduction of additional paid-in capital upon the closing of the Offering on March 27, 2020.

Cash

Cash is held in deposit accounts with third-party financial institutions, the balances of which, at times, exceed federally insured limits.

Restricted Cash

Restricted cash represents escrows held for real estate taxes, insurance and capital expenditures as required by the lenders.

Allowance for Doubtful Accounts

The Company evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. As of June 30, 2020, the Company recognized allowance for doubtful accounts of $8,790 and none for the Predecessor as of December 31, 2019.

Investments in Real Estate

The Company and Predecessor have determined that the acquisition of the Seed Assets and subsequent acquisition of rental properties constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Deferred Financing Costs

Deferred loan costs represent commitment fees, legal and other third-party costs associated with the closing of a loan financing. Such costs associated with obtaining a mortgage note payable were capitalized and are being amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. The balance of unamortized deferred financing costs on mortgage notes payable are subtracted from the balance of the corresponding mortgage note payable in the consolidated balance sheets. Amortization of these costs is included in interest expense in the consolidated statements of operations. If a loan is paid off prior to its original maturity date, any remaining unamortized costs will be charged to expense.

Redeemable Noncontrolling Interest in the Operating Partnership (Successor)

Redeemable noncontrolling interest in the Operating Partnership as shown in the mezzanine section of the consolidated balance sheets reflects the OP unit held by the former Class B member interest for which the Company is contractually required to deliver cash to the unitholder. The Company records redeemable noncontrolling interest in the Operating Partnership at the greater of its carrying amount or its redemption value of $3 million at the end of each reporting period.

Redeemable Member’s Equity (Predecessor)

Redeemable member’s equity in the mezzanine section of the consolidated balance sheets reflects a Class B member interest for which the Predecessor is contractually required to deliver units of a reorganized entity or cash to the exchanging Class B unit holder. The Predecessor records redeemable member’s equity at the greater of its carrying amount or its redemption value of $3 million at the end of each reporting period.

Revenue Recognition

These consolidated financial statements reflect adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) and Topic 842, Leases (“Topic 842”) since the Successor and Predecessor’s inception.

A majority of the revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Company and Predecessor elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

The Company and the Predecessor recognize rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Predecessor treats as a single lease component.

For retail units, the Company and the Predecessor recognize rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Company and the Predecessor also treat as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheets and are recognized as rental income in accordance with the Company and the Predecessor’s revenue recognition policy.

The Company and the Predecessor’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company and the Predecessor expect to be entitled to in exchange for the good or service.

Income Taxes

The Company was treated as an S corporation through March 26, 2020. Subsequent to this date, the Company intends to elect to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

The Operating Partnership has elected to be treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes.

Management is responsible for determining whether a tax position taken by the Company or the Operating Partnership is more likely than not to be sustained on the merits. The Company or the Predecessor has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.

3. VARIABLE INTEREST ENTITIES

As described in Note 2, the Operating Partnership is a VIE that is consolidated because the Company is the primary beneficiary of a variable interest in the Operating Partnership. The purpose of the Operating Partnership is to hold substantially all of the Company’s assets either directly or through its subsidiaries. As of June 30, 2020, the Company's general partnership interest in the Operating Partnership was 1.33% of the Operating Partnership's total partnership capital.

The following table presents the portion of the balances reported in the unaudited consolidated balance sheet as of June 30, 2020 attributable to the Operating Partnership. The following assets may generally only be used to settle obligations of the VIE, and these liabilities are only the obligations of the VIE and they do not have recourse to the general credit of the Company, except for the Company’s guarantee of payment of the mortgage loans payable of the Operating Partnership (see Note 6).

Assets:
Investments in real estate, net	$26,526,835
Cash	377,653
Restricted cash	188,929
Straight-line and tenant receivables, net	24,833
Acquired intangible lease assets, net	132,222
Due from the Company	753,900
Other assets	51,178
Total Assets	$28,055,550

Liabilities:
Mortgage notes payable, net	$13,021,696
Accounts payable and accrued liabilities	351,740
Due to related parties	337,263
Security deposits	88,754
Deferred revenue	28,911
Below-market lease liability, net	744,232
Total liabilities	14,572,596

Redeemable member’s equity	3,000,000

F-12

4. PROPERTY ACQUISITIONS (Predecessor)

On July 1, 2019, 1412 Echo Park Avenue was acquired by the Predecessor for $9.0 million plus the associated closing costs from a seller that was co-managed by a principal of the Sponsor in return for cash of $4,709,069 and the issuance of 437,961.54 Class A member units valued at $4,379,615. This acquisition was partly financed by a $4,467,986 fixed rate loan (“1412 Echo Park Loan”) provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 32-unit rent stabilized rental apartment building that was built in 1923.

On July 1, 2019, 1650 Echo Park Avenue was acquired by the Predecessor for cash of $9.25 million plus the associated closing costs from a third-party seller. This acquisition was partly financed by a $4,890,503 fixed rate loan (“1650 Echo Park Loan”) provided by Fannie Mae at closing. 1650 Echo Park Avenue is a 29-unit rent stabilized rental apartment building that was built in 1932.

On March 28, 2019, 1461 W. Sunset Boulevard was acquired by the Predecessor for $7.8 million plus the associated closing costs from a third-party seller. This acquisition was partly financed through the assumption of an existing loan of $3,980,000 (“1461 W. Sunset Boulevard Loan”) provided by Opus Bank. 1461 W. Sunset Boulevard is a 24-unit mixed-use street retail and rent stabilized rental apartment building that was built in 1925.

The purchase price, including closing costs, of these Seed Assets was allocated as follows:

	1412 Echo Park Avenue	1650 Echo Park Avenue	1461 W. Sunset Boulevard	Total
Land and land improvements	$2,631,438	$2,365,700	$1,622,793	$6,619,931
Building and building improvements	6,813,351	7,101,266	6,185,967	20,100,584
Furniture, fixtures and equipment	34,942	31,699	21,741	88,382
In-place lease intangibles	91,333	97,647	206,103	395,083
Above-market lease intangibles	-	-	42,750	42,750
Below-market lease intangibles	(482,380)	(249,042)	(215,157)	(946,579)
Mortgage loans payable assumed	-	-	(3,980,000)	(3,980,000)
	$9,088,684	$9,347,270	$3,884,197	$22,320,151

5. ACQUIRED LEASE INTANGIBLES

	June 30, 2020	December 31, 2019
Acquired lease intangibles assets, net
In-place lease value	$395,083	$395,083
Above-market leases	42,750	42,750
	437,833	437,833
Accumulated amortization	(305,611)	(285,965)
	$132,222	$151,868

Below-market leases intangibles
Below-market leases acquired	$946,579	$946,579
Accumulated amortization	(202,347)	(106,971)
	$744,232	$839,608

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $31,042, $62,084 and $10,420 for the 2020 Successor Period, 2020 Predecessor Period and 2019 Predecessor Period. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $750, $1,500 and $1,175 for the 2020 Successor Period, 2020 Predecessor Period and 2019 Predecessor Period. As of June 30, 2020, the Predecessor’s estimated annual amortization of acquired above-market leases, net of acquired below-market leases (a component of rental revenue), and the amortization of in-place leases (a component of depreciation and amortization expense), assuming no early lease terminations, are as follows:

Year Ending December 31,	Below-market leases, net of Above-market Leases	In-Place Leases
2020 (6 months)	$(93,126)	$17,396
2021	(186,252)	34,792
2022	(183,473)	17,463
2023	(182,700)	4,442
2024	(78,432)	4,442

6. mortgage NOTES payable, NET

The following table sets forth information regarding the mortgages notes payable outstanding at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019	Interest Rate	Maturity Date
1412 Echo Park Loan(1)	$4,467,986	$4,467,986	3.98%	July 1, 2029
1650 Echo Park Loan(2)	4,890,503	4,890,503	3.98%	July 1, 2029
1461 Sunset Boulevard Loan(3)	3,980,000	3,980,000	4.50%	July 1, 2028
Total	13,338,489	13,338,489
Less: Deferred financing costs	(316,793)	(208,059)
Mortgage notes payable, net	$13,021,696	$13,130,430

(1)	1412 Echo Park Loan requires interest only payment through July 1, 2020, at which time, monthly principal and interest payments of $21,279 will be due through maturity date. There are no extension options.

(2)	1650 Echo Park Loan requires interest only payment through July 1, 2020, at which time, monthly principal and interest payments of $23,292 will be due through maturity date. There are no extension options.

(3)	1461 Sunset Boulevard Loan requires interest only payment through June 1, 2021, at which time, monthly principal and interest payments based on a fixed rate of 4.5% through June 1, 2023 and LIBOR plus 2.30% will be due from July 1, 2023 through maturity date. Interest rate during the amortization period shall be no greater than 8.75% per annum but no less than 4.5% per annum. There are no extension options.

Following the Merger, the Company, together with John Chaffetz and Max Levine, who are officers of the Sponsor, have provided a guarantee for the repayment of these mortgages, each of which is collateralized by the respective property. There are no required financial covenants under these mortgages.

Contractual Maturities

The scheduled principal maturities of mortgage notes payable as of June 30, 2020 were as follows:

Year	Amount
2020 (6 months)	$77,705
2021	190,870
2022	226,947
2023	236,551
2024	245,561
Thereafter	12,360,855
$13,338,489

7. RELATED PARTY TRANSACTIONS

Asset Management Fee

Effective on the Closing Date, the Company pays the Manager an annual asset management fee equal to 1.50% which, until one year after the initial stockholders were admitted to the Company will be based on (i) the Company’s gross proceeds as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of OP Units as of the end of each fiscal prior quarter; and thereafter will be based on the Operating Partnership’s net asset value (“NAV”) at the end of such fiscal quarter. During the six months ended June 30, 2020, the Company recognized asset management fee of $25,757, all of which was accrued and unpaid as of June 30, 2020.

Property Management Fee and Reimbursement of Expenses

The Property Manager manages the operations of the Seed Assets for a fee equal to 5.0% of the gross income (excluding common area maintenance reimbursements). For the 2020 Successor Period, 2020 Predecessor Period and 2019 Predecessor Period, the management fee was $14,265, $27,049, and $5,869, respectively, of which $7,308 was accrued and unpaid as June 30, 2020.

Acquisition Fee

Upon the acquisition of the Seed Assets and any other assets in the future, the Operating Partnership will pay an acquisition fee equal to 2.0% of the purchase price to the Manager. No warehousing fee will be paid to the Manager for the Seed Assets but for any future acquisition of properties from the Manager or any its affiliates, the Operating Partnership will pay a warehousing fee equal to a 1.50% spread above the Manager or affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused plus any acquisition costs. For the 2020 Successor Period, the Company incurred acquisition fees of $521,000, which is included in transaction costs – related party in the Company’s unaudited consolidated statements of operations, of which $321,000 was accrued and unpaid as of June 30, 2020.

Reimbursement of Expenses

The Manager or the Manager’s affiliate, such as the Property Manager, are entitled to reimbursement of all expenses incurred by the Manager or Manager’s affiliate in the performance of its duties. For the 2020 Successor Period, the Company reimbursed the Manager for cost of salaries and wages, general and administrative and other operating expenses amounting to $17,000, $18,191 and $1,427, respectively, of which, as of June 30, 2020, the aggregate amount the Company owed to the Manager was $203,204. For the 2020 Predecessor Period, the Predecessor reimbursed the Manager for cost of building improvements, furniture, fixtures and equipment, salaries and wages, general and administrative and other operating expenses amounting to $918, $3,807, $34,000, $2,750 and $10,074, respectively. For the 2019 Predecessor Period, the Predecessor reimbursed the Manager for cost of other assets, building, salaries and wages, general and administrative and other operating expenses amounting to $15,794, $14,069, $6,813, $594 and $1,769, respectively, of which, as of December 31, 2019, the aggregate amount the Predecessor owed to the Manager was $20,682.

The Manager or its affiliates provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the Company’s sale of shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. Because of these relationships, the Company is dependent upon its Manager and its affiliates. In the event that these entities are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

License Agreement

Upon qualification of the Offering Statement, the Company entered into a license agreement with the Sponsor pursuant to which the Sponsor granted the Company a nonexclusive, royalty free license to use the names “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park” and “Neighborhood REIT” (each a “Licensed Mark”, collectively the “Licensed Marks”). Other than with respect to this license, the Company has no legal right to use the Licensed Marks and such license will terminate if the Manager ceases to manage us.

8. EQUITY

Successor

The Company’s amended charter dated April 2, 2020 authorizes the issuance of up to 100,000,000 shares of common and preferred stock, consisting of 90,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $1,000,000. The common stock is initially comprised of two classes: Class L and Class NL. Class L common stock will be held by residents of the Neighborhood and Class NL common stock held by non-local investors.

These two classes of stock have the same economic rights but will have different redemption rights after adoption by the Board of Directors (“Board”). Subject to adoption of a share redemption plan, shares of Class L common stock will be redeemable at the then-current NAV per share after a holding period of six months while shares of Class NL common stock cannot be redeemed for the first two years and will be redeemable at a 5% discount to the then-current NAV per share until such Class NL shares have been held for five years. Management, in its sole discretion can amend, suspend, or terminate the stock redemption plan at any time to protect its operations, non-redeemed stockholders, to prevent undue burden on liquidity, to preserve the Company’s REIT status and or for any other reason.

The Board may reclassify any unissued shares of common stock from time to time into one or more classes or series of stock. The Board, with the approval of a majority of the entire Board and without any action by the stockholders of the Company, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue.

The common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to the Company’s charter that would adversely change the rights of the common stock and removal of the Manager for “Cause” (as defined in the Company’s charter). The Company’s stockholders do not elect or vote on the Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Distributions

The common stockholders will be entitled to receive such dividends as declared from time to time by the Company’s board of directors out of legally available funds and REIT distribution requirements, subject to any preferential rights of any preferred stock that the Company issues in the future. In the event of a liquidity event (as defined in the charter), each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company settles its liabilities and any preferential dividends owed to preferred stockholders. The common stockholders will not have preemptive rights, which means that holders of the Company’s common shares will not have an automatic option to purchase any new shares that the Company issues, nor will holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights.

Noncontrolling Interest in the Operating Partnership

Noncontrolling interests represent the units of limited partnership interest in the Operating Partnership not held by the Company. As of June 30, 2020, the noncontrolling interest unit holders owned 98.67% or 1,240,001 units of the Operating Partnership. Beginning May 6, 2021, the holders of noncontrolling interest in the Operating Partnership have the right to redeem their OP Units for cash. However, the Company, in its sole discretion, may acquire some or all of the tendered OP Units in exchange for the Company's common stock rather than redeeming such OP units for cash. In such event, the tendering OP unitholder shall have no right to cause the redemption of such tendered OP Units for cash. Refer to Note 2 for a discussion of the redeemable noncontrolling interest in the Operating Partnership, which is shown as mezzanine equity in the consolidated balance sheet of the Successor.

Predecessor

The Predecessor had two classes of membership units consisting of Class A units and Class B units. Units were initially issued for a purchase price of $10.00 per unit or such other price as determined by the Manager in its sole and absolute discretion. Distributions and allocation of income or expenses were allocated amongst members based on their pro rata ownership interests.

The Manager was vested with full, exclusive right, power and discretion to manage and control the business affairs of the Predecessor and to make all decisions affecting the affairs of the Predecessor. Only the Predecessor’s one Class B unit holder had the right to request to redeem its ownership interest in cash at a redemption amount of $3 million. For this reason, the Predecessor has classified the Class B unit holder’s interest as redeemable member’s equity, which is a form of mezzanine equity, in the consolidated balance sheet of the Predecessor.

9. FUTURE MINIMUM RENT

Retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for certain operating costs and real estate taxes.

As of June 30, 2020, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases for retail tenants are as follows:

2020 (6 months)	$63,797
2021	130,701
2022	79,499
2023	41,715
2024	42,966
Thereafter	168,276
$526,954

10. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company or the Predecessor is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company or the Predecessor which if adversely determined could have a material adverse impact on the Predecessor other than routine litigation arising in the ordinary course of business.

Environmental Matters

As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Predecessor may acquire.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's operating results may be materially adversely affected.

Rent Assistance Program

On April 9, 2020, the Sponsor established a rent assistance program (the “Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

The Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Program. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. For the 2020 Successor Period and 2020 Predecessor Period, security deposits of $18,155 and $25,951 respectively, have been applied to rents and other charges due and community rent assistance of $50,028 for the 2020 Successor Period has been granted by the Sponsor to tenants. Subsequent to June 30, 2020 and through the date of the filing, security deposits of $9,738 have been applied to rents and other charges due to tenants and community rent assistance of $65,200 has been granted by the Sponsor to tenants. The Sponsor will not be reimbursed by the Company or the Predecessor for these direct cash assistance payments to tenants nor do such payments provide the Sponsor with a direct or indirect interest in the Successor or the Predecessor. Accordingly, no adjustments have been made in the financial statements of the Predecessor or the Successor to reflect such community assistance payments by the Sponsor to the tenants. Rental remittances received from the tenants are recognized in revenue in accordance with the Company’s revenue recognition policies.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. During the six months ended June 30, 2020 and subsequent to June 30, 2020 through the date of filing, the Company granted $5,000 and $3,990, respectively, of shares of common stock to certain residents.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	/s/ Max Levine, Chief Executive Officer
Date:	September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Max Levine	Director, Chief Executive Officer and Treasurer	September 28, 2020
Max Levine	(Principal Executive Officer)

/s/ Mark Chertok	Interim Chief Financial Officer and Interim Chief Accounting Officer	September 28, 2020
Mark Chertok	(Principal Financial Officer and Principal Accounting Officer)